STEVEN B. BOEHM

DIRECT LINE: 202.383.0176

E-mail: steven.boehm@sutherland.com

April 19, 2012

VIA EDGAR

Ms. Dalia Blass

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Monroe Capital Corporation, et. al.; File No. 812-13928

Request for Withdrawal of Application

Dear Ms. Blass:

On July 27, 2011, Monroe Capital Corporation (the “Company”), Monroe Capital Partners Fund, L.P. (“Monroe SBIC”), MC Funding Ltd. (“MC Funding”), Monroe Capital BDC Advisors, LLC (the “Adviser”), Monroe Capital Partners Fund Advisors, Inc. (“Monroe SBIC Adviser”), and Monroe Capital Management, LLC (the “Monroe Collateral Manager”, and together with Monroe SBIC Adviser, the “Adviser Affiliates”), (collectively, the “Applicants”) filed an application (“Application”) seeking exemptive relief pursuant to Section 57(i) of the Investment Company Act of 1940, as amended and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).

On behalf of Applicants, we hereby respectfully request that the Application be withdrawn and that the Securities and Exchange Commission take no further action with respect to the Application. If you have any questions regarding this request, please contact me at (202) 383-0176.

Very truly yours,

/s/ Steven B. Boehm